SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

INTERNAL RULES OF STRATEGY, COMMUNICATION AND ESG COMMITTEE OF BRASKEM S.A.

INTERNAL RULES OF THE

STRATEGY, COMMUNICATION & ESG COMMITTEE OF BRASKEM S.A.

1.        Objectives

The Strategy, Communication & ESG Committee (“CECESG” or “Committee”) of Braskem S.A. (“Braskem” or “Company”) is a permanent body to support Braskem’s Board of Directors (“Board” or “CA”) with respect to the matters described in item 2 of these Internal Rules (“Rules”).

In the performance of their duties, the Committee members shall act in strict accordance with the Company’s mission and values and conduct their work in accordance with the best Corporate Governance practices, the provisions of Law No. 6.404, of December 15, 1976, as amended, the regulations issued by the Brazilian Securities and Exchange Commission, the Shareholders’ Agreement filed at the Company’s headquarters, as applicable, the Company’s Bylaws (“Bylaws”) and this Rules. It will be up to CECESG members to comply and enforce these Rules, and they must perform their functions respecting the duties of loyalty and diligence and keep the information to which they have access confidential.

2.	Duties

The CECESG shall:

i.	Follow up on compliance with the guidelines set forth in the Policies pertaining to:

•          disclosure of information;

•          sustainable development; and

•          Health, Safety, Environment, Quality and Productivity. (“SSMAQ&P”)

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ii.	Assess, prior to CA’s analysis, the proposals of Braskem’s Business Leader (“LN- Braskem”) to update the Policies listed on item “i” above;

iii.	Evaluate, prior to the the CA’s analysis, Braskem’s strategic direction in its different business lines, ensuring compliance with the sustainable development guidelines adopted by the Company;

iv.	Assess the definitions for the planning of LN-Braskem’s Action Program (“PA”), namely: business, philosophy, vision and strategic direction;

v.	Collaborate with the PA’s proposal, prior to CA’s analysis, with a focus on general guidelines, orientations and premises used to draft LN-Braskem’s pluriannual PA;

vi.	Follow up and report to the CA on Braskem’s development in relation to the approved LN-Braskem’s PA, contributing to operational, industrial and corporate strategies, that is, production and raw materials, marketing and sales, innovation and technological development, brands and patents, Environmental, Social and Governance (“ESG”) initiatives, as well as the delivery of growth strategies and sectorial strengthening;

vii.        Assess and follow up the Company’s communication strategy;

viii.        Assess and follow up the strategy to build up corporate reputation;

ix.	Assess the plan of relationship with the community and follow up Braskem’s institutional reputation, arising from the Policy and Institutional Relations’ Programs (media, press, professional entities and representation and brand);

x.	Follow up and assess Braskem’s initiatives regarding corporate sustainability and ESG criteria, within the scope of the strategic vision set forth in LN-Braskem’s PA;

xi.	Analyze the constant risks in the Corporate Risk Matrix and the respective mitigation plans related to the topics within its competence;
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xii.	Approve, annually, the schedule of the annual meetings for the next year; and

xiii.	Approve, annually, the Basic Agenda of the annual meetings for the next fiscal year, as proposed by its Coordinator, considering CECESG’s competence activities and others which may be necessary to comply with the work requests set forth by the CA.

3.	CECESG’s Operation

3.1.	Composition and Term of Office

CECESG is made up of at least three (3) and at most five (5) members appointed by the Chairman of the Board of Directors (“P-CA”) among the full and alternate members of the CA, and one of its members must be appointed as Committee Coordinator.

The mandate of CECESG members will be of two (2) years and it shall coincide with the mandate of the Board. If a CECESG member permanently ceases to hold his or her position as Director prior to the end of his respective mandate, the P-CA shall timely appoint a substitute, subject to the CA’s approval. The CECESG member position may not be delegated.

3.2.	Coordination

The CECESG Coordinator shall have the following duties:

i.	To propose to the CECESG, whenever necessary, changes to the approved Basic Agenda and to the Annual Schedule, considering the recommendations of the other CECESG members;

ii.	To ratify the CECESG annual meetings schedule, before the CA’s Executive Secretary ("Governance Secretary" or “S-CA”) submits it to the members of the Committee;
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iii.      To call, conduct and coordinate the CECESG meetings;

iv.	To set forth the need for extraordinary meetings, proposing dates for holding such meetings and their respective agendas, in observance of the right of the other members to request that such meetings be called;

v.	Ensure that the call, the agenda and the supporting material for the meetings are forwarded to the Committee members by the S-CA within the period stipulated in these Rules;

vi.	To invite to take part at the CECESG meetings, whenever necessary or convenient, CA members, Braskem’s administrators, other Members, external consultants, as well as any other persons who hold information relevant to the purpose of the meeting. The invitation shall be made with the support of the S-CA;

vii.	To submit to the CA the analyses, statements and reports prepared within the CECESG scope which must be submitted to the CA;

viii.	Propose to the administration the hiring of external consultants to, in particular situations, contribute to the tasks of CECESG, observing the hiring process established in Braskem’s guiding documents on the matter;

ix.	To assure that the minutes of the meetings be sent to the Committee members for analysis within seven (7) business days after the meeting; and

x.      To submit to the CA any proposals of updates to these Rules.

3.3.	Meetings

The CECESG develops its activities mainly by means of work meetings, and, for such, it holds meetings on an ordinary basis at least four (4) times per year, according to the approved Annual Schedule and, on an extraordinary basis, whenever the CECESG Coordinator or any of its members deems necessary, in alignment with the CECESG Coordinator, or whenever the circumstances so require.

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The CECESG annual meetings to analyze matters for the CA’ resolution shall be held preferably at least seven (7) days prior to the dates scheduled for Braskem’s Board of Directors Meetings (“RCA” or “RCAs”), unless the majority of its members agree on a shorter term, however, always prior to the RCAs.

The calls, agendas, as well as support materials for the meetings shall be provided to the Committee members by the S-CA at least seven (7) consecutive days prior to the date of the meeting, unless the majority of the Committee’s members agree on a shorter term, however, not shorter than forty-eight (48) hours; in such cases, a duly instructed agenda must be provided.

The CECESG meetings shall be held, preferably at Braskem’s head office, and may be held remotely, by conference call, videoconference or any other means of communication that allows the identification of the Committee member and simultaneous communication with all the other people attending the meeting, and the recording of the meeting is forbidden. In case of remote meetings, each CECESG member shall be individually and solely liable for taking all measures required to assure the meetings’ strict confidentiality, and the access to any information dealt with in the meeting by persons not authorized by the CECESG Coordinator is strictly prohibited. The means of communication to be used by the Director shall be that informed by the Company’s Information Security Area. In case it is not possible to use the indicated means, the Director will be responsible for informing the S-CA in advance of the means of communication that will be used, so that the Information Security Area can carry out the validation.

Preferably, all CECESG members shall take part in all meetings, whether in person or through videoconference or conference call, or by any other mean of communication. The minimum quorum to convene a meeting shall be more than half of its members. Any Committee member unable to attend a meeting shall prior inform the CECESG coordinator and appoint, if applicable, which member shall represent him or her.

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The CECESG’s recommendations must be registered in minutes drafted by the S- CA and, after being ratified by the CECESG members, the minutes shall be made available on Braskem’s Governance Website. The minutes must be filed by the Corporate Governance area, at the Company’s headquarters.

3.4.	Conflict of Interests

If any of the members of the Committee is in a situation of conflict of interest with a certain matter to be considered, they must promptly manifest themselves to the Coordinator or the S-CA, being prevented from deliberating or otherwise intervening in the matter regarding the object of the conflict. The impediment to the participation of the Committee member will be consigned in the Minutes of the meeting. If he or she fails to express his or herself regarding any conflict of interest, any other Committee member with knowledge of the situation shall do so. Exceptionally, with the objective of protecting its interests, the Company, by decision of the Legal Department, may restrict access by conflicted members to information and materials related to the subject of conflict of interest, as well as to the part of the meeting dealing with the matter.

3.5.	Miscellaneous

The S-CA is responsible for providing support to the CECESG, according to the duties set forth in the CA’s Internal Rules.

The communications between CECESG members and other assistants, whenever it occurs, must be made under a confidentiality regime.

In case of any conflict between these Rules and the Company’s Bylaws, the Company’s Bylaws shall prevail, and these Rules shall be amended as necessary.

These Internal Rules were approved at an ordinary meeting of Braskem’s Board of Directors held on September 25th, 2025, and will be made available on the Company’s website.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.